Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289

TO:	All Ensco and Pride International Employees

FROM:	Dan Rabun and Louis Raspino

DATE:	March 24, 2011

SUBJECT:	Integration Leadership Team
Today, we are pleased to announce a major step toward successfully combining Ensco and Pride International and creating the world’s best offshore driller. We have appointed an Integration Leadership Team (“ILT”) that will be responsible for oversight of all integration efforts between our two companies.
The ILT’s mission is simple: to ensure the successful and smooth global integration of Ensco and Pride International, while remaining completely focused on our highest priorities — safety, operational excellence, and exceeding our customers’ expectations.
Specifically, the ILT is tasked with:
•	Establishment of integration strategy and governance

•	Continuous assessment and measurement of progress toward goals

•	Coordination of activities among functional sub-teams (Operations, IT, Accounting, etc.)

•	Facilitation of rapid decision-making up and down the management chain

•	Harmonization of critical stakeholder communications

•	Identification and mitigation of threats to operational readiness from Day 1 of the merger

•	Tracking, reporting and delivering on integration synergies
Ensco’s ILT representatives will be Michael Howe, Treasurer; John Knowlton, VP — Engineering and Capital Projects; and Mike Wiley, VP-HR. Pride International’s ILT representatives will be Lonnie Bane, SVP — HR and Chris Weber, VP — Operations Support.
In the days ahead, leaders of functional sub-teams will be appointed. There will be two leaders on all sub-teams — one from Ensco and one from Pride International. These sub-team leaders will be responsible for overseeing and managing the integration of their respective departments in coordination with the ILT.

For those not involved in transition activities at this time, it continues to be business as usual. Our two companies must continue to operate independently, and unless you are specifically authorized you should not make contact with employees from the other company regarding ongoing operations or integration activities. If you have questions about this, you should discuss the issue with your supervisor before taking action.
Additional news regarding our transition plans will be communicated in the days and weeks ahead. During this time, we ask that you continue to focus on safety, operational excellence, and exceeding our customers’ expectations.
Thank you for your ongoing support and cooperation as we move forward together to create the world’s best offshore driller.
Regards,
/s/ Dan Rabun

Dan Rabun
Chairman, President and CEO — Ensco plc
/s/ Louis Raspino

Louis Raspino
President and CEO — Pride International, Inc.

Important Additional Information Regarding the Pending Merger with Pride International Has Been Filed with the SEC
In connection with the proposed transaction, Ensco has filed a registration statement including a preliminary joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties may also obtain, without charge, a copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Pride with the SEC are available free of charge on Pride’s website at www.prideinternational.com under the tab “Investor Relations”. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2010 General Meeting of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the registration statement, the definitive joint proxy statement/prospectus (when available) and other relevant documents regarding the transaction filed by Ensco and Pride with the SEC.
Forward-Looking Statements
Statements included in this document regarding the consummation of the proposed transaction, benefits, expected synergies and other effects of the transaction or other attributes of the combined companies and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined companies’ financial results and performance, consummation of financing, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in each company’s Annual Report on Form 10-K for the year ended 31 December 2010, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.